UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 12b-25

                            NOTIFICATION OF LATE FILING
(Check One)    [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F
               [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

                          For Period Ended:  March 31, 2000
                          [ ] Transition Report on Form 10-K
                          [ ] Transition Report on Form 20-F
                          [ ] Transition Report on Form 11-K
                          [ ] Transition Report on Form 10-Q
                          [ ] Transition Report on Form N-SAR
                         For the Transition Period Ended:  N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Leak-X Environmental Corporation
Full Name of Registrant

N/A
Former name if applicable:  N/A

790 East Market Street, Suite 270
Address of Principal Executive Office (Street and Number)

West Chester, PA  19382
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth following the prescribed due date; and

    [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Form 10-QSB within the prescribed time period without unreasonable effort and expense because it is devoting substantially all of its resources to the administration and management of the petition for a Chapter 11 which was filed on May 2, 2000 for its sole operating subsidiary, Lexicon Environmental Associates, Inc.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

           Joyce A. Rizzo   (610)          344-3380
             (Name)         (Area Code)  (Telephone Number)
(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of
     the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     [  ] Yes      [X ] No

     The Company's Form 10-KSB for the period ended December 31, 1999 has still not been filed due to the same reasons stated above.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject
     report or portion thereof?      [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Leak-X Environmental Corporation had revenues of approximately $659,497 for the three months ended March 31, 2000 (the "Fiscal 2000 Quarter") which were lower than revenues of $1,161,404 for the three months ended March 31, 2000 (the "Fiscal 1999 Quarter") primarily because of the completion of high volume construction management services in Fiscal 1999. The Company incurred net income of approximately $5,469, or $0.01 per share, for the Fiscal 2000 Quarter, as compared to net income of $36,2543, or $0.04 per share, for the Fiscal 1999 Quarter. This decrease in earnings in the Fiscal 2000 Quarter is primarily a result of lower sales volume in Fiscal 2000.



                           LEAK-X ENVIRONMENTAL CORPORATION
                      (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  May 15, 2000                       By:  /s/ Joyce A. Rizzo
                                               Joyce A. Rizzo
                                               Chief Executive Officer